FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)

1. Name and Address of Reporting Person:                      Samartine, John
                                                              3135 S.W. Mapp Road
                                                              Palm City, FL 34990
2. Issuer Name and Ticker or Trading Symbol:                  Clements Golden Phoenix Enterprises, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                   September, 2000
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                     X Director
                                                              _ 10% owner
                                                              _ Officer (Title):
                                                              _ Other (Specify)
       X Filed by One Reporting Person.
       _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:              Common     Common     Common    Common   Common   Common
                                   Stock      Stock      Stock     Stock    Stock    Stock
2. Transaction Date:               4/18/2000  8/31/2000  8/31/2000 9/5/2000 9/6/2000 9/6/2000
3. Transaction Code
4. Securities Acquired (A) or                 A          A         A        A        A
   Disposed (D):   Amount:
                   A or D:
                   Price:
5. Amount of Securities            700,0001   300,0002   56,0003   40004    10005    30006
   Beneficially owned at end
   of Month:
6. Ownership Form:                 D          D          D         D        D        D
Direct (D) or Indirect (I):
7. Nature of Indirect
Beneficial Ownership:
FORM 4 (continued)

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED (cont)

1. Title of Security:              Common     Common     Common    Common    Common     Common
                                   Stock      Stock      Stock     Stock     Stock      Stock
2. Transaction Date:               9/8/2000   9/11/2000  10/5/2000 10/9/2000 10/9/2000  10/10/2000
3. Transaction Code
4. Securities Acquired (A) or      A          A          A         A         A          D
   Disposed (D):   Amount:
                   A or D:
                   Price:
5. Amount of Securities            4,0007     2,0008     100       100       200        100
   Beneficially owned at end
   of Month:
6. Ownership Form:                 D          D          D         D         D          D
Direct (D) or Indirect (I):
7. Nature of Indirect
Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.



TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                          N/A
2.  Conversion or Exercise Price of Derivative Security:
3.  Transaction Date (M/D/Y):
4.  Transaction Code:
                   V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):
6.  Date Exercisable:
    Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially Owned  at end of Month:
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:

1 Original reported amount on Form 3 was 175,000 shares, which has been forward split twice, amounting to 700,000.
2 75,000 shares were issued pursuant to a corporate resolution. These shares have been forward split twice, amounting to 300,000.

3 14,000 shares were purchased in a private placement. These shares have been forward split twice, amounting to 56,000.
4 2,000 shares were purchased in the market. These shares have been forward split once, amounting to 4,000.
5 500 shares were purchased in the market. These shares have been forward split once, amounting to 1,000.
6 1,500 shares were purchased in the market. These shares have been forward split once, amounting to 3,000.
7 2,000 shares were purchased in the market. These shares have been forward split once, amounting to 4,000.
8 1,000 shares were purchased in the market. These shares have been forward split once, amounting to 2,000.






/s/ John Samartine                                   Date: 10/10/2000
---------------------------------
John Samartine

**Signature of Reporting Person
**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).